Exhibit 1.3

      Following is the text of Article 5 of the bylaws of the company as amended on November 8, 2004 and currently in effect, which replaces in its entirety former article 5.

“Article 5.- The capital stock of the Company is of S/.2,152,455,521.25 (Two billion, one hundred and fifty two million, four hundred and fifty five thousand, five hundred and twenty one 25/100 nuevos soles), evidenced by 1,721,964,417 bearer shares of S/.1.25 each, fully paid for, subscribed and divided into three different classes, as set forth herein below:

a). 669,762,378 Class A-1 shares;

b). 1,051,925,807 Class B shares, and

c). 276,232 Class C shares.

All of the Classes of shares are entitled to the same rights and obligations, except as set forth under article 27 of Company’s bylaws.

The exercise of the preemptive right to subscribe new shares is governed by Article 208 of the General Law of Companies (“Ley General de Sociedades”) and other applicable regulations. The inclusion of this preemptive right with respect to negotiable instruments is governed by article 209 of said law and by other applicable regulations.

Class C shares correspond to contributions individually made by employees of the Company, Class B shares held or acquired from third parties by employees of the Company can be also be exchanged for Class C shares.

On November 18, 1993, through an Extraordinary Shareholders Meeting, the Company authorized the initial offering of up to five percent (5%) of its paid in capital stock through the issue of Class C shares.”